EXHIBIT 21.1

GERBER SCIENTIFIC, INC.
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Jurisdiction of Incorporation or Organization
Gerber Technology, Inc.	Connecticut
Gerber Technology, Ltd.	Canada
Gerber Technology Pty., Ltd.	Australia
Gerber Technology, Ltd.	Hong Kong
GGT International de Mexico, SA de CV	Mexico
Gerber Technology GmbH	Germany
Gerber Technology S.R.L.	Italy
Gerber Technology NV/SA	Belgium
Gerber Technology SARL	France
Gerber Technology Aktiebalag	Sweden
Gerber Technology, Ltd.	United Kingdom
Gerber Technology A/S	Denmark
Gerber Technology LDA	Portugal
Gerber Technology Venture Company	Connecticut
Shanghai Gerber Technology Service, Inc.	China
Gerbertec Maroc SARL	Morocco
Gerber Scientific Products, Inc.	Connecticut
Gerber Coburn Optical, Inc.	Delaware
Gerber Coburn Optical (Australia) Pty., Ltd.	Australia
Gerber Coburn Optical (Singapore) Pte., Ltd.	Singapore
Gerber Coburn Optical (U.K.), Ltd.	United Kingdom
Stereo Optical Company, Inc.	Illinois
Gerber Coburn Optical International, Inc.	Delaware
Gerber Coburn Optical of Canada, Ltd.	Canada
Spandex PLC	United Kingdom
H. Brunner GmbH	Germany
Ultramark Adhesive Products Ltd.	United Kingdom
Spandex Benelux NV SA	Belgium
Spandex France SA	France
Spandex AG	Switzerland
Spandex Kft	Hungary
Spandex Syndicut Sro	Czech Republic
Spandex Benelux BV	Holland
Spandex Espana SA	Spain
Spandex Srl	Italy
ND Graphic Products Ltd.	Canada
ND Graphics Ltd.	Canada

Spandex GmbH	Austria
Spandex Unifol Sro	Slovakia
SD Trading OY	Finland
Lars Lindquist Trading AB	Sweden
Spandex Asia Pacific Pty. Ltd.	Australia
Spandex Asia Pacific Ltd.	New Zealand
R&D Marketing Aktiebolag	Sweden
Spandex Suomi OY	Finland
928395 Ontario, Inc.	Canada
Gerber Venture Capital Corporation	Delaware
Gerber Scientific UK Ltd.	United Kingdom
Gerber Foreign Sales Corporation	Barbados

Other subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of April 30, 2001 and are not listed above.